UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Mobix Labs, Inc.

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

60743G 100

(CUSIP Number)

Keyvan Samini

Chief Financial Officer

Mobix Labs, Inc.

15420 Laguna Canyon Rd., Suite 100

Irvine, California 92618

(949) 745-1086

With a copy to:

Laurie L. Green

Greenberg Traurig, P.A.

401 East Las Olas Boulevard, Suite 2000

Fort Lauderdale, FL 8232

(954) 768-8232

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 60743G 100

1	NAMES OF REPORTING PERSONS James J. Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 3,854,120 (1)
	8	Shared Voting Power 1,162,000
	9	Sole Dispositive Power 3,854,120 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,854,120 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.9%(1)(2)
14	Type of Reporting Person IN

(1)	Includes 1,449,275 shares of Class B Common Stock that are convertible into shares of Class A Common Stock at the option of the Reporting Person, and will be automatically converted upon (i) a transfer by the Reporting Person (other than a permitted transfer) or (ii) the first trading day after the seventh anniversary date of the closing of transactions contemplated by the Business Combination Agreement dated as of November 16, 2022 (the “Closing Date”). See Item 3.

(2)	See Item 5.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value $0.00001 per share (“Class A Common Stock”) of Mobix Labs, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 15420 Laguna Canyon Road, Suite 100, Irvine, California 92618.

Item 2. Identity and Background.

(a)	This statement is being filed by Mr. James J. Peterson (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is c/o Mobix Labs, Inc., 15420 Laguna Canyon Road, Suite 100, Irvine, California 92618.

(c)	The present principal occupation of the Reporting Person is as the Executive Chairman of the Board of the Issuer’s board of directors.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is an American citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Class A Common Stock reported herein as beneficially owned by the Reporting Person was acquired pursuant to a Business Combination Agreement, dated November 15 2022 (as amended, the “Merger Agreement”), by and among the Issuer, formerly known as Chavant Capital Acquisition Corp., a publicly-traded special purpose acquisition company incorporated under the laws of the Cayman Islands, CLAY Merger Sub II, Inc., a Delaware corporation and newly-formed, wholly-owned direct subsidiary of the Issuer (“Merger Sub”), and Mobix Labs, Inc., a Delaware corporation (“Mobix Labs”), pursuant to which, among other things, Merger Sub merged with and into Mobix Labs, with Mobix Labs surviving the merger as a wholly-owned direct subsidiary of the Issuer (the “Merger” and, together with the other transactions related thereto, the “Transaction”). In connection with the consummation of the Transaction (the “Closing”), the Issuer changed its name from “Chavant Capital Acquisition Corp.” to “Mobix Labs, Inc.” The Transaction closed on December 21, 2023 (the “Closing Date”).

Pursuant to the terms of the Business Combination Agreement, the Reporting Person acquired 2,404,845 shares of Class A Common Stock in exchange for the same number of certain equity interests of Mobix Labs held immediately prior to the Closing, which were automatically converted into shares of Class A Common Stock. In addition, the Reporting Person acquired 1,449,275 shares of Class B common stock, par value $0.00001 per share (“Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”) in exchange for the same number of certain equity interests of Mobix Labs held immediately prior to the Closing, which were automatically converted into shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock at the option of the Reporting Person at any time, and will be automatically converted upon (i) a transfer by the Reporting Person (other than a permitted transfer) or (ii) the first trading day after the seventh anniversary date of the Closing Date.

Upon consummation of the Transaction, the Reporting Person received the right to acquire a certain number (which number has not yet been determined) of shares of Class A Common Stock issuable as earnout shares (“Earnout Shares”) as follows: if, at any time after the one year anniversary of the Closing Date and expiring on the seventh anniversary of the Closing Date (the “Earnout Period”), the volume-weighted average price of the Class A Common Stock (“VWAP”) equals or exceeds the respective price for any 20 trading days within any 30 consecutive trading days: 50.0% of the Earnout Shares if the VWAP exceeds $12.50 and 50% of the Earnout Shares if the VWAP exceeds $15.00.

The foregoing summary description of the Business Combination Agreement, as amended, is qualified in its entirety by reference to the full text of the Business Combination Agreement and Amendment No. 1 and Amendment No. 2 thereto, copies of which are attached hereto as Exhibits 1, 1(a) and 1(b), respectively, and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The shares of Class A Common Stock reported in this Schedule 13D have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Issuer’s securities from time to time and, subject to certain restrictions, may dispose of any or all of the securities of the Issuer held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. The shares of Class A Common Stock reported in this Schedule 13D are subject to lock-up restrictions, as further described in Item 6 below.

In addition, the Reporting Person may in the future take other actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters, or otherwise working with the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer to identify, evaluate, structure, negotiate, execute or otherwise facilitate any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

the Reporting Person serves as a director and as the Executive Chairman of the Issuer’s board of directors and, in such capacities, will be involved in reviewing transactions that may result in operational, strategic, financial or governance changes for the Issuer and may have influence over the corporate activities of the Issuer, including, without limitation, activities which may relate to any and all matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may, at any time and from time to time, review or reconsider his positions, change his purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference.

The percent of class was calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended, based on 26,376,280 shares of Class A Common Stock issued and outstanding immediately following the Closing Date, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on December 28, 2023.

As of the date hereof, the Reporting Person beneficially owns 3,854,120 shares of Class A Common Stock, consisting of 2,404,845 shares of Class A Common Stock and 1,449,275 shares of Class B Common Stock that are convertible into 1,449,275 shares of Class A Common Stock. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. The Reporting Person owns 64.3% of the Class B Common Stock. Through his ownership of the Class B Common Stock, the Reporting Person holds 37.5% of the voting power of the Common Stock of the Issuer.

The shares of Class A Common Stock reported in this Item 5 do not include the Earnout Shares described in Item 3 above.

(c)	Except as disclosed in Item 3 above, the Reporting Person has not effected any transaction in the Class A Common Stock during the past 60 days.

(d)	Except as otherwise described in this Item 5, no person other than The Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Amended and Restated Registration Rights and Lock-Up Agreement

On the Closing Date, in connection with the Closing and as contemplated by the Business Combination Agreement, the Issuer, the Reporting Person, Chavant Capital Partners LLC (the “Sponsor”) and the other stockholder parties thereto entered into an Amended and Restated Registration Rights and Lock-Up Agreement (the “Amended and Restated Registration Rights and Lock-Up Agreement”), pursuant to which, among other things, the Issuer is obligated to file a registration statement to register the resale of certain securities of the Issuer held by the Reporting Person and the other stockholders identified therein and to use reasonable best efforts to cause the registration statement to become effective as soon as reasonably practical after the initial filing of the registration statement. The Amended and Restated Registration Rights and Lock-Up Agreement also provides the Reporting Person and the other stockholders identified therein with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Amended and Restated Registration Rights and Lock-Up Agreement further provides that the Reporting Person and certain other stockholders identified therein shall not transfer their Class A Common Stock until (a) with respect to 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of the Transaction or (b) with respect to the remaining 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of the transactions contemplated by the Business Combination Agreement.

The foregoing summary description of the Amended and Restated Registration Rights Agreement and Lock-Up Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement and Lock-Up Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

Board of Directors Agreement and Amendment No. 1

In 2021, Mobix Labs entered into board of directors agreements with its non-employee directors, including the Reporting Person (the “Board of Directors Agreement”). Under the Board of Directors Agreement, Mobix Labs agreed to issue to the Reporting Person an option to purchase 20,000 shares of common stock of Mobix Labs. The option was subject to a one-year vesting schedule, with 8,000 shares vesting immediately, and the remaining 12,000 shares vesting at the rate of 1,000 shares per month over the 12 consecutive months thereafter, subject to the holder’s continuous service through each vesting date. Mobix Labs also agreed to reimburse the Reporting Person for any reasonable costs and expenses incurred in connection with his services requested by the company and performed by the Reporting Person. The Board of Directors Agreement would automatically renew on the date of the Reporting Person’s reelection unless the board of directors of Mobix Labs determined not to renew the agreement, or until his earlier resignation, removal or death.

In connection with the Closing, Mobix Labs amended the Board of Directors Agreement with the Reporting Person (“Amendment No. 1”). Amendment No. 1 provides that the Reporting Person will be granted, on the first, second and third anniversaries of the Closing Date, Post-Closing Restricted Stock Units (“Post-Closing RSUs”) with respect to 166,666 shares of Class A Common Stock, which will vest on the first anniversary of the applicable grant date, subject to his continuous service to the Issuer through the applicable grant dates and vesting dates. The Post-Closing RSUs will become fully vested in the event of a change of control, or if the director’s service is terminated either without cause or by him for Good Reason (as defined in the 2022 Mobix Labs Plan).

The foregoing summary descriptions of the Board of Director Agreement and Amendment No. 1 thereto are qualified in their entirety by reference to the full text of the Board of Director Agreement and Amendment No. 1, copies of which are attached hereto as Exhibits 3 and 3(a), respectively and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Business Combination Agreement, dated as of November 15, 2022, by and among Chavant, Merger Sub and Mobix Labs, Inc. (included as Annex A-1 to the proxy statement/prospectus, which is a part of the Issuer’s Registration Statement on Form S-4 filed on November 13, 2023, and incorporated herein by reference.

Exhibit 1(a)	Amendment No. 1 to the Business Combination Agreement, dated as of April 7, 2023, by and among Chavant, Merger Sub and Mobix Labs, Inc. (included as Annex A-2 to the proxy statement/prospectus, which is a part of the Issuer’s Registration Statement on Form S-4 filed on November 13, 2023, and incorporated herein by reference).

Exhibit 1(b)	Amendment No. 2 to the Business Combination Agreement, dated as of November 26, 2023, by and among Chavant, Merger Sub and Mobix Labs, Inc. (incorporated by reference to Exhibit 2.1 to Issuer’s Current Report on Form 8-K filed on November 30, 2023).

Exhibit 2	Amended and Restated Registration Rights and Lock-Up Agreement, dated December 21, 2023, by and among Mobix Labs, Inc. and the other parties thereto (included as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on December 14, 2022, and incorporated herein by reference).

Exhibit 3	Board of Directors Agreement, dated as of February 1, 2021, by and among Mobix Labs, Inc. and the Reporting Person (included as Exhibit 10.24 to the proxy statement/prospectus, which is a part of the Issuer’s Registration Statement on Form S-4 filed on November 13, 2023, and incorporated herein by reference).

Exhibit 3(a)	First Amendment to Board of Directors Agreement, dated as of February 1, 2021, by and among Mobix Labs, Inc. and the Reporting Person (included as Exhibit 10.26 to the proxy statement/prospectus, which is a part of the Issuer’s Registration Statement on Form S-4 filed on November 13, 2023, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2024	/s/ James J. Peterson
James J. Peterson